Exhibit 99.1

ASX ANNOUNCEMENT
October 26th, 2009

Shareholder Update

Business priorities

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) has core strengths in genetics and fertility services.  In seeking maximum growth and returns, GTG has identified the following business priorities:

Oncology diagnostics and management

Genetic Technologies is one of the leading providers of predictive cancer tests in Australia.  The Company is now actively seeking new technologies and products relevant to the identification, staging and treatment decision making in managing cancer.  These new tests have the potential to radically improve how cancer is managed and to deliver major improvements in survival rates and quality of life for cancer sufferers.

Personal genetics

Genetic Technologies is planning to launch products that will assist the public to better manage lifestyle, nutrition and fitness choices.  The products will achieve this aim through a holistic approach to decision making via the use of information from physical assessments, lifestyle factors and genetic influences on health and metabolism.

Animal genetics and fertility

In July 2008, Genetic Technologies acquired Frozen Puppies Dot Com Pty. Ltd., a specialist canine fertility business that provides breeding management and genetics services to pedigree dog and greyhound breeders.  This business now provides an important part of GTG’s revenues and is being expanded in Australia and Asia to continue the strong growth of these products.

New product licenses

To expand the strategically important aspects of its business, Genetic Technologies has been seeking alliances with other technology commercialisation organisations with complementary products.  The intention is to combine sales channels and offer a more extensive range of oncology management products particularly in the Asia Pacific region.  The Company is pleased to announce that the first two of these agreements, with providers of advanced cancer management products, have now been signed with Rosetta Genomics Inc. and TrimGen Corporation (both of the United States) and product launches will follow soon.  A number of other agreements are at various stages of negotiations.

Canine fertility
As reported, Genetic Technologies has identified an opportunity to expand and strengthen its animal fertility and genetics network.  This network spans four countries on two continents and enables and supports the breeding of healthy, prize-winning dogs.  Through its “puppy guarantee”, delivered via its Frozen Puppies business, the network is the most comprehensive of its type in the region.  Supporting this expansion is a re-negotiation of an existing agreement with Optigen Inc. (Ithaca, New York) to deliver increased access to its proprietary range of canine genetic disease tests.  A further important factor in the success of this business is the quality of the relationships that Genetic Technologies enjoys with key stakeholders and so the Company is pleased to announce the re-securing of a three year tender to supply genetic services to Greyhounds Australia.  This relationship, together with similar relationships with kennel clubs in the region, will greatly assist the Company to expand this part of its business.

Leadership team

Genetic Technologies has recently appointed new senior managers with the expertise to drive the product roll-out and business strategies.

Greg McPherson - Vice President Sales and Marketing: Greg is a highly experienced marketing executive with a strong international track record in health, consumer and business to business sales and marketing.  Most recently, he has been responsible for establishing a new chain of ophthalmic stores in Australia.  Prior to this, he was General Manager of retail pharmacy with Symbion Health.  Greg has also managed sales and marketing regionally for large consumer and business-to-business enterprises, with experience living and working in south east Asia.  Greg with be crucial in moving Genetic Technologies to a more customer oriented focus and for driving sales growth.

Alison Mew - Chief Operating Officer: Alison is a skilled and experienced life sciences executive with considerable expertise in managing complex life sciences operations businesses.  With many years’ experience at CSL in senior management roles, she has been responsible for the operations, quality and efficiency of vaccine, diagnostics and drug production.  Having had responsibility for the production of products coming under both TGA and US FDA oversight, she also has experience with local and international regulatory issues.  Alison will play a key role in delivering the Company’s growth and prosperity.

Dr. David Sparling - Vice President Legal and Corporate Development: David’s background in life sciences, law and intellectual property as well as his experience in senior public company management makes him ideally suited to his new role as VP Legal and Corporate Development.

RareCellect program and clinical trial progress

Genetic Technologies owns a clinical stage research program called RareCellect which is developing an integrated device and analytical method for sampling and enriching foetal genetic material from the cervical mucous of pregnant women.  Analysis can then be carried out using a number of generic analytical methods.  As such, it is a replacement technology for amniocentesis, an invasive and hazardous procedure now used to obtain foetal tissue for testing in high risk pregnancies.

A trial is now under way to assess the performance of the sampling device.  This trial has been collecting usable patient samples which have then been processed successfully to enrich the foetal genetic material such that antenatal testing could be undertaken.  This trial is expected to conclude during the current quarter.

The RareCellect product and technology has attracted commercial interest from a number of medical device and diagnostic companies and early stage partnering discussions are now occurring.

Office premises

The Company is pleased to advise that the historic issues relating to the lease over its premises in Fitzroy, Victoria have now been satisfactorily resolved with the Landlord and the terms and conditions under which the Company will occupy the premises until the end of the lease in June 2011 have now been agreed.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman
Chief Executive Officer

Genetic Technologies Limited
Phone: +61 3 8412 7000

Genetic Technologies Limited ABN 17 009 212 328 • Website: www.gtg.com.au • Email: info@gtg.com.au
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • Fax +61 3 8412 7040
NY 239,879,496v1 10-26-09